

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 12, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the Warrants to purchase Common Stock (expiring November 16, 2025) of THE LGL GROUP, INC. under the Exchange Act of 1934.

Sincerely,